Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

April 11, 2013

Annual general meeting for Eksportfinans ASA held on April 11, 2013

Eksportfinans’ annual general meeting for 2013 took place today. All proposed issues were resolved including, but not limited to, the annual financial and Board of directors’ reports for 2012 and the proposal not to pay dividends for the fiscal year 2012.

The annual general meeting approved the transfer of Eksportfinans’ ownership (68.28 percent) in the Dronning Mauds gate 15 office building to a fully owned subsidiary. The transfer is expected to take place in the second half of 2013 in the form of a demerger. The rationale behind this decision is to separate the property investment from the ordinary business of Eksportfinans, and thus facilitate further development of the property and the value thereof. As a result of the demerger there will be a temporary reduction in Eksportfinans’ share capital of approximately NOK 196 million. Subsequently, the annual general meeting approved an amendment to paragraph 4 of Eksportfinans’ Articles of Association regarding share capital. Subsequent to the formation of the fully owned subsidiary the share capital of Eksportfinans will be increased with a contribution in kind of the same amount.

Furthermore, the annual general meeting approved the proposed amendment to paragraph 8 in the Articles of Association regarding the council of representatives. The minimum number of members is changed to twelve and there are no alternate members. This is in accordance with Norwegian legislation.

Also with effect from today, Rune Helgeland takes up the position as board member. He was elected by and among the employees in Eksportfinans on February 17, 2013 and succeeds Tor Østbø, who has held this position since 2005. Please refer to the corporate website (www.eksportfinans.com) for a full and updated overview of the elected officers.

Eksportfinans’ annual report for 2012 is also available at www.eksportfinans.com.

Eksportfinans intends to file the annual report on form 20-F for the fiscal year ended December 31, 2012 with the US Securities and Exchange Commission (SEC) no later than April, 30, 2013.

For further information, please contact:

President and CEO Gisèle Marchand,

tel: +47 22 01 23 70 / +47 415 17 489,

e-mail: gma@eksportfinans.no

EVP Direcor of Staff / Head of Communications Elise Lindbæk,

tel: +47 22 01 22 64 / +47 905 18 250,

e-mail: el@eksportfinans.no

EVP General Counsel Jens Feiring,

tel: +47 22 01 22 40 / +47 995 85 075,

e-mail: jof@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2013 total assets amounted to almost NOK 160 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.